CONFIDENTIAL TREATMENT REQUESTED

Confidential material has been separately filed with the Securities and Exchange Commission under an application for confidential treatment. Terms for which confidential treatment has been requested have been omitted and marked with an asterisk [*].
NII Holdings, Inc.
10700 Parkridge Blvd.
Suite 600
Reston, VA 20191
August 17, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Larry Spirgel

RE:	NII Holdings, Inc.
Form 10-K for the Year ended December 31, 2005
Filed March 22, 2006
File No. 000-32421
Dear Mr. Spirgel,
Set forth below are the responses of NII Holdings, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter, dated July 17, 2006 regarding the Company’s above-referenced filing. For the Staff’s convenience, this letter repeats each of the comments in your letter.
Consolidated Statement of Cash Flows, page F-7
1. Explain to us your basis for presenting payments related to derivative activities as an investing activity rather than as an operating activity in your statement of cash flows.
Nextel Mexico is required to pay for its handset purchases and a portion of its capital expenditures in U.S. dollars, while its functional currency is the Mexican Peso. In order to mitigate a substantial portion of the resulting foreign currency exchange risk, Nextel Mexico entered into foreign currency hedge agreements in 2004 and 2005. Nextel Mexico paid $2.7 million in 2004 to purchase a foreign currency hedge for 2005 and $7.3 million in 2005, which consisted of $3.8 million in cash settlements for the 2005 hedge and $3.5 million for the purchase of the 2006 foreign currency hedge.
As set forth in paragraph 7(b) of Statement of Financial Accounting Standards, or SFAS, No. 104, Statement of Cash Flows-Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions, “Cash flows from futures contracts, forward contracts, option contracts, or swap contracts that are accounted for as hedges of identifiable transactions or events may be classified in the same category as the cash flows from the items being hedged provided that accounting policy is disclosed.” We are not aware of any other authoritative guidance under generally accepted accounting principles in the United States (US GAAP) related to the classification of derivative activities in the statement of cash flows. As a result, we believe that, under the guidance in SFAS No. 104, U.S. GAAP allows for discretion in determining the most appropriate classification for cash flows associated with derivative contracts in the statement of cash flows. We view the foreign currency hedges in Mexico as investing transactions (i.e., non-operating activity) because they relate to purchases and settlements of financial instruments to mitigate foreign currency volatility. Therefore we have presented the payments related to the hedges as an investing activity in our statement of cash flows.
We have enhanced the disclosures in our quarterly report on Form 10-Q for the period ended June 30, 2006 filed on August 7, 2006 to provide disclosure that cash flows for payments related to derivative activities are presented as investing activities as follows:

We view the foreign currency hedges in Mexico as investment transactions as they relate to financial instruments. Therefore, we have classified the cash flows related to the hedges as an investing activity in our condensed consolidated statements of cash flows.
In addition, we will make similar disclosures in our 2006 annual report on Form 10-K.
3. Significant Transactions, page F-23
2.	Regarding your accounting for the acquisition of AOL Mexico, explain to us your basis in GAAP for recording the $34,340 deferred credit. Please reference the specific accounting literature that supports your accounting.
To determine the appropriate accounting for the acquired assets from AOL Mexico, we first examined EITF Issue 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. Paragraph 6 of EITF 98-3 provides guidance that should be evaluated to determine whether a transaction is a purchase of a business or the purchase of selected assets. In our analysis of the AOL Mexico transaction, we determined that the processes to deliver internet service, billing and collections, order processing and fulfillment to the customer, administration of personnel, operational processes, and strategic management processes are necessary to conduct the activities of the set. These elements were not, all or substantially all, present within the set of activities acquired from AOL Mexico since we were not becoming a separate internet service provider (ISP). As a further indicator of this point, we did not acquire any personnel or workforce as part of this transaction. Additionally, the concentration of value in the net operating loss carryforwards that we acquired and the absence of goodwill in the transaction was further evidence that the transaction was a purchase of selected assets. As a result, in accordance with EITF 98-3 we accounted for this transaction as an acquisition of assets and not as a purchase of a business.
Since we accounted for this transaction as an asset acquisition, we then examined EITF Issue 98-11, Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations, which provides guidance on the net tax benefit resulting from the purchase of future tax benefits from a third party that is not a government acting in its capacity as a taxing authority and how to account for such a benefit.
EITF 98-11, paragraph 3, states, “an acquired financial asset should be recorded at fair value, an acquired asset held for disposal should be recorded at fair value less cost to sell, and deferred tax assets should be recorded at the amount required by Statement 109.” In addition, paragraph 3 states, “an excess of the amounts assigned to the acquired assets over the consideration paid should be allocated pro-rata to reduce the values assigned to noncurrent assets acquired (except financial assets, assets held for disposal, and deferred tax assets). If the allocation reduces the noncurrent assets to zero, the remainder should be classified as a deferred credit.”
As discussed under our response to comment 3 below, we did not assign any value to the call center assets, certain accounts receivable and access to AOL Mexico’s customer list that we acquired because we determined that the fair value in each case was zero. We estimated the fair value of the deferred tax assets required by Statement 109 by applying the Mexican tax rate to the accumulated losses of AOL Mexico and determined that the fair value of this asset was $48.4 million. After deducting the cash purchase price of $14.1 million, we recorded the $34.3 million remainder as a deferred credit in accordance with EITF 98-11.
3.	We note that, in addition to the tax loss carryforwards, you acquired call center assets, certain accounts receivable, and access to AOL Mexico’s customer list. Explain to us why you did not assign any value to these assets and tell us their estimated fair values at the purchase date. Also, tell us the total amount of cash collected to date on the receivables acquired in the AOL Mexico purchase.

The estimated fair value of the call center assets, customer list and accounts receivable was zero at the purchase date. This determination was based on a review by Company personnel of the assets acquired. The call center assets consisted of used telephone headsets, used work station furniture and chairs, and used desktop computers which had passed their economic useful lives. These assets had an aggregate original cost basis on the selling entity’s books of approximately $0.3 million and were fully depreciated at the date of acquisition.
A customer list represents a list of known, identifiable customers that contains information about those customers, such as name and contact information. We purchased the right to market, solicit and offer our integrated wireless telecommunication services, including Push to Talk and Nextel Online services to the customers of AOL Mexico. However, these rights are limited in nature and cannot be considered ownership of this list, since the list could not be leased to others or in any way disclosed to an outside party. In addition, the customers of AOL Mexico are primarily individuals, whereas we provide digital wireless communication services targeted primarily at corporate and business segments. As a result, we determined that the estimated fair value of the customer list was zero as of the transaction date.
We also purchased certain accounts receivable that were ten or more months past due which we considered uncollectible. We determined that given the age of these receivables the estimated fair value was zero as of the transaction date. We have not collected any of these accounts receivable through June 30, 2006. In addition, we are not pursuing collection on these receivables.
9. Commitments and Contingencies, pages F-37 – F-40
Brazilian Contingencies
4.	We note Nextel Brazil has reversed contingent liabilities in each of the past three years. It is unclear to us how your policy for recording loss contingencies is in compliance with GAAP given that the probability threshold in SFAS No. 5 for accruing a loss is very high. With respect to each loss accrual reversed during 2005 and 2004, please explain to us (a) why you believed the Company incurred a loss at the time it was recorded, (b) the specific facts and circumstances of each item that management relied upon when concluding that it was probable that a liability had been incurred, and (c) the events or changes in circumstances that transpired that you relied upon when concluding that the accrual should be reversed.

5.	In addition, regarding your reversal of the accrual “[a]s a result of the expiration of the statue of limitations for certain contingencies during the year ended December 31, 2005,” we assume the Company did not receive notification from the Brazilian authorities in connection with these perceived losses given the expire of the statue of limitations. If this is true, it is very difficult to understand how you were able to reasonably conclude that it was probable a loss had been incurred and how you reasonably determined the amount accrued was a better estimate than any other amount with the range of probable loss. Explain to us in detail your basis for this accounting and tell us why this is not an error.
The operating and regulatory environment in Brazil is complex and fluid. We are subject to various tax audits by Federal, state and municipal tax authorities on a frequent basis. Government changes and aggressive interpretations, of existing tax laws are common occurrences as the Brazilian tax authorities attempt to continue to expand their tax base. These changes and interpretations of law should be in accordance with constitutional principles, but this is not always the case in Brazil. In addition, the tax authorities tend to be aggressive and assert tax assessments when the taxpayer may be deemed to have valid defenses or alternate theories that may be accepted in judicial review. Finally, there are several relevant taxes that are imposed not by the federal government, but by the various state and local jurisdictions. As a result, the taxpayer is often faced with multiple tax disputes and court cases in order to defend its rights. In response to this litigious environment, we have developed, with the assistance of outside Brazilian legal counsel and other advisors, a formalized and comprehensive process to detect, evaluate, assess and report on contingencies and exposures on a quarterly basis. Each quarter we update the risks and exposures associated with our operations, which requires us to review various contingent liabilities associated with our Brazilian business. In evaluating these contingencies, we consider our knowledge of the applicable Brazilian laws and regulations, advice of outside counsel and the current regulatory environment in Brazil. As a result of this environment, Nextel Brazil has been assessed taxes on various issues periodically throughout its history and the tax consequences while often difficult to ascertain have generally been contested in administrative and judicial courts.

On a quarterly basis, as one aspect of our review of our potential liabilities, we receive advice from external legal counsels responsible for each loss contingency. This includes an updated report regarding the current estimated amount of loss exposure, likelihood of loss and the status of all legal actions in-process or considered probable of assertion under SFAS No. 5. This information is reviewed by our internal legal, tax and accounting teams in Brazil. We discuss any changes to the status of contingencies with the Nextel Brazil management team each quarter as part of our standard quarterly close process to ensure that the appropriate accounting and disclosure requirements are applied.
For loss contingencies, we follow the guidance in SFAS No. 5 and FIN 14 and accrue a liability when, in our judgment, information available to us indicates that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. With respect to pending or threatened litigation and actual or unasserted claims and assessments, consistent with paragraph 33 of SFAS No. 5, we consider (a) the period in which the underlying cause (i.e., the cause for action) of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (b) the degree of probability of an unfavorable outcome and (c) the ability to make a reasonable estimate of the amount of loss.
In the case of litigation, claims and assessments, consistent with paragraph 36 of SFAS No. 5, we consider a number of factors in our evaluation of the contingency, including advice of legal counsel and other advisors, the nature of the contingency, historical experience and our plans as to how to address the contingency. In the case of unasserted claims and assessments, consistent with paragraph 38 of SFAS No. 5 and with the assistance of outside legal counsel and other advisors, we determine whether we believe the assertion is probable of occurring and, if so, whether it’s probable that the outcome, if there is an assessment, will be unfavorable.
The liabilities that we reversed in each of the last three years are related to four contingencies that were initially identified and recorded by Nextel Brazil in the period from 1999 to 2002 based on the requirements in SFAS No. 5. There were generally several years between when the contingent liability was initially recorded and when it was fully or partially reversed due to specific events or changes in circumstances that occurred in the period of reversal. None of these contingencies are related to income tax based exposures.
In two of the four cases, the contingency was unasserted. With respect to these unasserted contingencies, following the guidance under paragraph 38 of SFAS No. 5, we initially determined it was probable the tax authorities would assert a claim or assessment. This determination was primarily made based on the aggressive position of the relevant Brazilian tax authorities. In addition, we also determined that the likelihood that they could enforce such a claim or assessment was probable given their aggressive application of tax regulations and if assessed we would vigorously challenge any claims in the judicial courts.
For each of the four contingencies, we were able to determine a reasonable estimate of the loss that was probable of occurring. We estimated the amounts either from applying the specific tax rate or from an amount that was stipulated in a law suit and supported by the court or legal advice. Accordingly, the basis for the amount accrued was not a highly subjective estimate but rather resulted from a calculation based on the actual transactions under review. We considered these amounts to be the best estimate of the loss incurred following the guidance in FIN 14.
A description of each of the four contingencies, including the basis for our conclusions that, under the requirements of SFAS No. 5, we believed a loss had been incurred, the specific facts and circumstances that we relied upon in reaching our conclusions and the events or changes in circumstances that transpired upon which we relied in concluding that the accrual should be reversed is detailed in Exhibit 1.
6.	Explain to us the nature of each of the unasserted loss accruals included in the $24.3 million balance recorded by Nextel Brazil for unasserted claims as of March 31, 2006 and tell us the specific facts that you relied upon when concluding that it is probable a loss had been incurred by the Company. Also, with respect to each accrual, explain to us how you determined the amount recorded was the best estimate of the amount of loss in accordance with the guidance in FIN 14.

As of December 31, 2005 Nextel Brazil had liabilities accrued related to four different unasserted tax losses that arose during the period from 1998 to 2002. In each of these cases we followed the guidance in SFAS No. 5 described in our response to comments 4 and 5 above and determined that both an assessment and unfavorable outcome were probable of occurring. We based our conclusions on the nature of the contingency, historical experience and on advice obtained from external legal counsel. Specifically, our determination was primarily based on the aggressive position of the relevant tax authorities. In addition, we also determined that the likelihood they can enforce such a claim or assessment was probable given their aggressive application of tax regulations and notwithstanding our position to vigorously challenge any claims if assessed in the judicial courts. We followed the guidance in FIN 14 to determine the amount of loss that could be reasonably estimated. A description of each of the four contingencies, including the specific facts that we replied upon in concluding that it was probable that a loss had been incurred by the Company and how we determined the amount we recorded was the best estimate of the amount of loss, is detailed in Exhibit 2.
The process we follow to evaluate contingent liabilities including unassessed tax contingencies involves, at a minimum, a quarterly multi-disciplinary review by internal and external legal counsel, financial and tax personnel and where appropriate outside advisors. Quarterly and oftentimes monthly, the local legal department seeks legal advice from external legal counsel to assess the likelihood of losses while the local tax department calculates an estimated range of loss amounts. The considerations found in the legal advice, the estimated amounts calculated by the tax department, and the background for each contingency related to unassessed cases are then reviewed with the local Controller and CFO for approval. On an ongoing basis the local tax department monitors any changes in taxes or tax laws and regulations that could result in changes to the estimated amounts or likelihood of losses related to unassessed tax contingencies. If any relevant change is identified, the information is reported to the local legal department for a reassessment of the legal advice from external legal counsel. If there are changes in facts and circumstances that change the advice of external legal counsel, this assessment is properly reviewed by the local Controller and local CFO. If it is determined that an accrual adjustment is required, we record an adjustment in the accounting period that the change in circumstances occurred in accordance with paragraphs 19-22 of SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB No. 20 and FAS No. 3”.
7.	Explain to us the nature of the “monetary corrections” recorded as part of your reversal of the loss contingency accruals and specifically indicate whether these are error corrections or not. Also, explain why you are recording them as other income.
Monetary corrections are not error corrections. Monetary corrections refer to specific indexation factors under Brazilian law that are used to restore the real economic value of tax and other contingent obligations in local currency (Brazilian Real) after inflation. These corrections are required to be paid at the time a liability is settled. We accrue for the additional amount due as a result of the monetary correction associated with the liability each month. We classify the expense associated with the monetary correction as other expense because the amounts are inflationary adjustments and are not related to the operations of our business. If an accrued liability for a contingency is reversed, the corresponding accrued monetary correction associated with the liability is also reversed. We record the reversal of liabilities and monetary corrections in the same account the original expense was recorded which is in the other income/expense line item of the statement of operations.
Argentine Contingencies
8.	Regarding the Universal Service Tax, clarify if the $5.1 million accrual referenced in the first paragraph under this heading is included in the total accrual of $6.4 million referenced in the third paragraph on page F-40. Also, in light of the fact that the Company only billed customers $0.2 million for the Universal Tax (which we note was reimbursed in March 2006), explain to us how your accrual of $6.4 million is the best estimate of what the Company owed as of December 31, 2005, as required under the guidance in FIN 14.
During the year ended December 31, 2000, the Argentine government enacted the Universal Service Regulation, which established a tax on telecommunications licensees effective January 1, 2001, equal to 1% of telecommunications service revenue, net of applicable taxes and specified related costs. Although the regulations state that this tax would be applicable beginning January 1, 2001, the authorities have not taken the necessary actions to implement this tax, such as creating policies relating to collection or opening accounts into which the funds would be deposited. Therefore, we have accrued $5.1 million for the liability due to the government, which has not yet been paid.

The $5.1 million accrual referenced in the first paragraph under the heading “Argentine Contingencies” is not included in the accrual of $6.4 million referenced in the third paragraph on page F-40. The $5.1 million accrual represents amounts due to the Argentine government under the Universal Service Tax described above, whereas the $6.4 million accrual represents amounts that may have to be refunded to Nextel Argentina’s customers under this tax, despite our opposition to such refund. Please note that the tax does not provide for this type of double taxation, but since the government passed the law and did not provide for the collection of the tax, these issues are inevitable.
With regard to the second part of your comment above, Nextel Argentina billed its customers for the Universal Service Tax as a part of its customer invoices from January 2001 through August 2001 for a total billed amount of $0.2 million. Subsequent to August 2001, while Nextel Argentina did not specifically identify any portion of its customer billings as related to the Universal Service Tax, it maintained a charge in its customer invoices under a caption entitled “Telecommunications Services Charges.” This line item could have described several items that were subject to collection. The total amount billed to customers under this caption for this tax from September 1, 2001 to December 31, 2005 was $3.7 million as of December 31, 2005. We later refunded, in accordance with the government’s instructions, the $0.2 million mentioned above which was specifically identified as Universal Service Tax on invoices. Under Argentine law, companies are required to reimburse customers for interest accrued on amounts billed at contractual rates. As a result, Nextel Argentina accrued an additional $2.5 million for interest related to these charges calculated by applying the applicable interest rate to the amount billed for Universal Service Tax. We determined that the total of these amounts of $6.4 million was the best estimate of the loss that we may be subject to in accordance with FIN 14 because it represented the most likely amount that would have to be re-paid to customers based on amounts actually billed on invoices and the corresponding interest charges legally required to be remitted with the reimbursement. Nonetheless, Nextel Argentina disputes and will continue to dispute any obligation to return amounts to customers for this tax.
11. Derivative Instruments, pages F-41 – F-43
9.	Refer to the last paragraph on page F-41. Explain to us why you do not classify the loss on the hedge of forecasted handset purchases within the line-item “cost of digital handset and accessory sales.”
As stated in our response to comment 1 above, we have entered into hedge agreements to mitigate the foreign currency transaction risk on our U.S. dollar handset purchases and capital expenditures. We account for these derivatives as cash flow hedges under SFAS No. 133. However, neither SFAS No. 133 nor related Derivative Implementation Guide (“DIG”) interpretations state specifically where the loss on derivative instruments should be classified on the statement of operations. Absent specific accounting guidance, we view the foreign currency hedge in Mexico as an investing transaction (i.e., non-operating activity) because this hedge activity relates to purchases and settlements of financial instruments to mitigate foreign currency volatility. As a result, we record the loss on the hedge in “Other Income/Expense.” The loss recorded for the year-ended December 31, 2005 is $4.2 million which we do not consider material. Additionally, we believe that our disclosures provide the financial statement users with sufficient information to determine where this amount has been recorded in the statement of operations.
* * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its 2005 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its 2005 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for extending the due date of our response to August 18, 2006. Please contact me directly at 703-390-5170 in connection with any questions or comments concerning the above responses. Thank you for your attention to this matter.

Very truly yours,

Byron R. Siliezar

Cc:	Mr. Robert S. Littlepage, Jr. (SEC)
Mr. Robert J. Gilker, Esq., VP and General Counsel (NII)
Mr. Daniel E. Freiman, VP and Controller (NII)
Mr. John M. Oakey III (Williams Mullen)
Ms. Carolyn Katz, Audit Committee Chairperson (NII)
Mr. Cory Starr (PricewaterhouseCoopers LLP)

Exhibit 1
Following is a detailed description of the four contingencies initially identified and recorded as a liability by Nextel Brazil in the periods from 1998 to 2002 and subsequently reversed in the periods from 2003 to 2005 as described in our response to comments 4 and 5:
1.	Nextel Brazil is subject to [*] taxes or tax on [*]. [*] can be levied on certain [*] in which the party receiving the [*] and the party paying the [*] are located in Brazil. [*] is not an income based tax. The determination as to whether a tax is due on these transactions is dependent on whether the advances can be deemed to be [*]. From [*] through [*] there were [*] between various Nextel Brazil entities under which no tax had been assessed or collected. We believe that [*] tax is not due on these specific types of [*] as they could be deemed [*] and not considered to be [*]. If the [*] tax is assessed, we plan to vigorously contest this tax in the judicial courts. However, notwithstanding our views, and while no tax had been assessed, based on the potential interpretation of existing laws by the tax authorities, advice of legal counsel and our own experience with Brazilian regulators, we determined it was probable that a loss had occurred under SFAS No. 5. The amount of the potential [*] tax contingencies were calculated based on the applicable tax rates and methodology as determined by the [*] tax laws, and we believe this is the best estimate of the amount of loss incurred under FIN 14. Under Brazilian law, after five years, the statute of limitations on tax assessments expires, which precludes the government from assessing a tax. In the case of the [*] tax, there was not an ongoing inquiry by the tax authorities related to [*] when the statute of limitations for the [*] tax year expired in [*] and when the statute of limitations for the [*] tax year expired in [*]. Therefore, we concluded it was no longer probable the corresponding tax would have to be paid and Nextel Brazil reversed the related amounts accrued for these contingencies of $[*] in [*] and $[*] in [*]. As discussed in Exhibit 2, Item 1, an $[*] liability as of December 31, 2005 still remains for the [*] tax years.

2.	Nextel Brazil is subject to Imposto sobre Circulação de Mercadorias e Serviços (“ICMS”), or Tax on Circulation of Goods and Services. ICMS is a Value Added Tax (“VAT”) tax imposed on a state by state basis at rates varying from 7% to 35% on certain revenues from the sale of goods and services, including telecommunications services. The tax is levied on the value-added by the company’s operations (in other words, the ICMS paid on inputs is taken as a credit against the ICMS collected on the sales transaction). Thus, ICMS is a VAT and not an income based tax. In 2001 and 2002, Nextel Brazil identified certain VAT credits that were taken but were not completely supported by required documentation at the time under the applicable ICMS tax laws. Although we had documentation supporting the credits, the Brazilian law required a specific type of documentation which had not been maintained. We determined that it was probable these credits would be disallowed if challenged by the tax authorities and the full amount of the tax would have to be paid. This determination was supported by advice from external legal counsel. Subsequently, while continuing to work with its external legal counsel and as a result of a process to recover, organize and place the documentation in the required format, Nextel Brazil was able to produce the required documentation to partially support the credits taken under the ICMS tax laws which the relevant tax authorities are currently reviewing. At that time Nextel Brazil determined that the full amount of the tax loss was no longer probable of being paid and reversed $10.7 million of the $16.5 million liability that had been accrued as of December 31, 2004.

3.	During 2001, Nextel Brazil raised rates on certain of its service plans in the normal course of operations. The Rio de Janeiro State Public Prosecution Service (“RJ”), a Brazil regulatory agency, accused Nextel Brazil of not giving sufficient notice to customers for the increased rates. RJ assessed Nextel Brazil a penalty, which was supported by a court decision. Nextel Brazil determined in consultation with external legal counsel that it was probable the full assessed amount of the penalty of $9.7 million would have to be paid. Subsequently, in 2004, through negotiations with RJ, Nextel Brazil agreed to implement a set of procedures to migrate the customers affected by this service plan to another service plan and to guarantee that such an event

*Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

could not happen again. Consequently, a settlement for an amount much less than the original assessment was approved by the court. Nextel Brazil paid $0.1 million and reversed the balance of $9.6 million during 2004 when the court approved the settlement.

4.	Nextel Brazil hired a construction company to provide site construction services for its communications towers. In 2000, a dispute arose related to the vendor’s performance under the contract and the amounts charged and as a result, Nextel Brazil withheld payment for these services. In response, the construction company sued Nextel Brazil for payment. Nextel Brazil determined that an unfavorable outcome was probable and the amount of loss was reasonably estimable. This determination was supported by external legal counsel’s advice. As a result, Nextel Brazil accrued for the full amount due of $13.3 million based on vendor invoices submitted by the construction company, which was our best estimate of the expected loss. Subsequently, in 2004, Nextel Brazil and the construction company reached an out-of-court settlement to avoid costly and lengthy litigation. As a result, Nextel Brazil paid $4.9 million, which was an amount it had previously recorded as part of the loss contingency of $13.3 million. Nextel Brazil reversed the $8.4 million liability in excess of the settlement amount in 2004 upon signing the settlement agreement.

Exhibit 2
Following is a detailed description of the four unasserted contingencies recorded by Nextel Brazil as of December 31, 2005 as described in our response to comment 6:
1.	As discussed in our response to comments 4 and 5 and Item 1 of Exhibit 1, Nextel Brazil is subject to [*] taxes, which can be levied on [*] wherein the creditor and debtor are located in Brazil and such [*] were characterized as [*] rather than [*]. During [*] and [*] there were [*] between various Nextel Brazil entities under which no tax had been assessed or collected. We believe that [*] tax is not due on these specific types of [*] as they could be deemed [*] and not considered to be [*]. If the [*] tax is assessed, we plan to vigorously contest this tax in the judicial courts. However, notwithstanding our views, and while no tax had been assessed, based on the potential interpretation of existing laws by the tax authorities, advice of legal counsel and our own experience with Brazilian regulators, we determined that it was probable that a loss had occurred under SFAS No. 5. The amount of the potential [*] tax contingencies were calculated based on the applicable tax rates and methodology as determined by the [*] tax laws and we believe this is the best estimate of the amount of loss incurred under FIN 14. Notwithstanding the expiration of the statue of limitations on [*] taxes related to the [*] and [*] tax years, we continue to believe that both the assertion of an assessment and an unfavorable outcome are probable of occurring for [*] and [*] for which the statute of limitations has not expired. Further, we believe it would be inappropriate to subject our company’s investors to the risks of ignoring the probability of an audit and assessment for items deemed probable. Accordingly, as of December 31, 2005, we have a $[*] liability accrued for this contingency.

2.	As discussed in item 2 of Exhibit 1, we identified certain VAT credits that were taken but were not completely supported by required documentation at the time under the applicable ICMS tax laws. We determined that it was probable these credits would be disallowed and the full amount of the tax would have to be paid. This determination was supported by the views of external legal counsel. If the VAT credits are disallowed, we plan to vigorously contest this decision in the judicial courts. The amount of the VAT credits can be readily calculated and we believe this is the best estimate of the amount of loss incurred under FIN 14. We continue to believe that both the assertion of an assessment and an unfavorable outcome are probable of occurring. Accordingly, as of December 31, 2005, we have a $7.8 million liability accrued for this contingency.

3.	Nextel Brazil is subject to certain withholding taxes that are applied to the remittance of roaming charges to foreign carriers. For certain invoices related to roaming charges in 2001 through 2004, Nextel Brazil self -assessed the withholding tax on the net amount of the invoices rather than the gross amount. Advice from external legal counsel indicates that the Brazilian tax authorities will likely assert that the gross amount of the invoice is taxable even though international treaties require withholding on only the net amount. According to this legal advice the likelihood of loss is probable under the guidance of SFAS No. 5. The amount of the withholding tax liability can be readily calculated and we believe this is the best estimate of the amount of loss incurred under FIN 14. Although we believe that we properly calculated and paid the withholding tax, we also believe that both the assertion of an assessment and an unfavorable outcome are probable of occurring. Accordingly, as of December 31, 2005, we have a $0.5 million liability accrued for this contingency.

4.	From [*] to [*], Nextel Brazil paid amounts to certain [*] that could be considered subject to certain taxes levied by the [*] that were not collected by Nextel Brazil and remitted to the government in the amount of $[*]. We believe that no tax should be applied to these specific transactions since the payments were not taxable [*] but were [*] made for sound business purposes. However, advice from external legal counsel indicates that although we have sound legal arguments that could be accepted in court, if these taxes are assessed an unfavorable outcome is likely. If these amounts are subject to [*] taxes, we plan to vigorously contest this assessment in the judicial courts. The amount of the taxes can be readily calculated and we believe this is the best estimate of the amount of loss incurred under FIN 14. We continue to believe that both the assertion of an assessment and an unfavorable outcome are probable of occurring. Accordingly, as of December 31, 2005, we have a $[*] liability accrued for this contingency.

* Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.